780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

June 13, 2007

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc.

Form N-14 – Reorganization with Columbus Funds (Registration No. 333-142996)

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Monday, June 11, 2007, regarding the registration statement on Form N-14 (“Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Please note that the changes to Proposal 1 (for the Columbus Core Plus Fund and Frontegra Total Return Bond Fund) were also made in the corresponding sections of Proposal 2 (for the Columbus Core Fund and Frontegra Investment Grade Bond Fund).  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Part A

1.

Comment: Under “Summary—Comparison of Core Plus Fund to Total Return Bond Fund—Investment Strategies,” highlight the differences between the two funds or state that there are no differences.

Response:  Reams manages the funds using the same principal investment strategies.  This disclosure has been added.

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Ms. Patricia Williams

U.S. Securities and Exchange Commission

June 13, 2007

2.

Comment:  Under “Summary—Comparison of Core Plus Fund to Total Return Bond Fund—Other Investments,” highlight the differences between the two funds.

Response:  Done.

3.

Comment:  Under “Summary—Comparison of Core Plus Fund to Total Return Bond Fund—Other Investment Policies and Restrictions,” highlight the differences between the two funds in the body of the table.

Response:  Done.

4.

Comment:  Under “Summary—Comparison of Core Plus Fund to Total Return Bond Fund—Management and Administration Fees and Overall Expenses,” create a separate section to discuss the current expense limitation agreement with an expense limitation of 20 basis points and the new expense limitation agreement to be entered into effective November 1, 2007 under which the expense limitation will be increased to 35 basis points.

Response:  Done.

5.

Comment:  Under the “Summary of Fund Expenses,” use the new expense limitation of 35 basis points to calculate the Total Return Bond Fund and pro forma net expenses; alternately, explain why it is appropriate to use the current expense limitation of 20 basis points.

Response:  The table has been restated using the new expense limitation of 35 basis points to calculate the Total Return Bond Fund and pro forma net expenses; footnote 4 has been revised accordingly.

6.

Comment:  Under the “Summary of Fund Expenses,” disclose the term of the new expense limitation agreement in footnote 4 to the table.

Response:  Done.  The new expense limitation agreement that is effective November 1, 2007 will remain in effect until October 31, 2008.

7.

Comment:  Under “Voting Information—Required Vote,” discuss the effect of abstentions and broker non-votes on adjournments.

Response:  Done.  Abstentions and broker non-votes will have no effect on any vote to adjourn the meeting.

Ms. Patricia Williams

U.S. Securities and Exchange Commission

June 13, 2007

Part B

8.

Comment: For the Pro Forma Combined Statements of Assets and Liabilities, provide an explanation in the document for the adjustments made to the pro forma outstanding number of shares.

Response:  Done.

9.

Comment: For the Pro Forma Combined Statements of Operations, in footnote 4, explain what is meant by “the adjustment to waiver and reimbursement of expenses by Adviser reflects the expense cap in place.”  The waiver and reimbursement calculations should be based on the expense limitation used in the fee table.

Response:  Done. The new expense limitation of 35 basis points has been used to calculate the adjustments to waiver and reimbursement of expenses by the Adviser.

*   *   *   *   *   *

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

Working Group